UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 15, 2026

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 13, LLC

(Exact name of issuer as specified in its charter)

Delaware	33-2056054
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1 World Trade Center, 57th Floor

New York, New York 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 031 Class A Ordinary Shares; Series 062 Class A Ordinary Shares; Series 063 Class A Ordinary Shares; Series 064 Class A Ordinary Shares; Series 065 Class A Ordinary Shares; Series 066 Class A Ordinary Shares; Series 068 Class A Ordinary Shares; Series 069 Class A Ordinary Shares; Series 071 Class A Ordinary Shares; Series 072 Class A Ordinary Shares; Series 073 Class A Ordinary Shares; Series 074 Class A Ordinary Shares; Series 075 Class A Ordinary Shares; Series 076 Class A Ordinary Shares; Series 079 Class A Ordinary Shares; Series 080 Class A Ordinary Shares; Series 081 Class A Ordinary Shares; Series 082 Class A Ordinary Shares; Series 083 Class A Ordinary Shares; Series 084 Class A Ordinary Shares; Series 086 Class A Ordinary Shares; Series 087 Class A Ordinary Shares; Series 100 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

As previously disclosed by Masterworks Vault 13, LLC (the “Company”) in its Current Report on Form 1-U filed with the SEC on July 23, 2026, Masterworks Gallery, LLC, as agent for its Series 075 (“Series 075”) (formerly known as Masterworks 075, LLC) and the 075 Segregated Portfolio of Masterworks Cayman, SPC agreed to sell the artwork created by Gerhard Richter (the “Artwork”) for $16,500,000 to an undisclosed buyer (the “Buyer”), pursuant to the terms of a Consignment Agreement (the “Consignment Agreement”). A copy of the Consignment Agreement is incorporated by reference herein, as Exhibit 6.1 hereto, from the Company’s Current Report on Form 1-U as filed with the SEC on June 18, 2026.

On September 11, 2026, the Company received payment in full of the purchase price, the parties consummated the transactions contemplated by the Consignment Agreement and title of the Artwork passed to the Buyer. After allocating costs and expenses incurred in connection with the transaction and winding up and amounts in respect of profit sharing interests represented by Class B ordinary shares, record holders of the Company’s Class A ordinary shares will receive a distribution in the amount of approximately $25.93 per Class A share and a net annualized return of 6.6%. “Net annualized return” refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. A detailed breakdown of the IRR calculation is attached to this Form 1-U as Exhibit 99.1.

Once Series 075 completes the distribution, the Company will commence the process of winding up and dissolving Series 075 in accordance with its Amended and Restated Operating Agreement.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Consignment Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on June 18, 2026)*
99.1	Series 075 Net Annualized Return Calculations

*Certain confidential portions (indicated by brackets and asterisks) of this exhibit have been omitted from this exhibit

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 13, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel

Date: September 15, 2026